Glen Rose Petroleum Corporation
22762 Westheimer Parkway
Suite 515
Katy, TX 77450

February 2, 2010

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United Stated Securities and Exchange Commission
Washington, DC 205493

Re:	Glen Rose Petroleum Corporation
Form 10-K for the Fiscal Year ended March 31, 2009
Filed July 13, 2009
File No. 1-10179

Dear Mr. Hiller:

In response to your letter dated October 6, 2009, Glen Rose Petroleum Corporation submits the following responses to your comments.  Our responses are in italics.

Form 10-K for Fiscal Year ended March 31, 2009

Financial Statements page F-1

Audit Report, Page F-3

2.
We note the audit report for the fiscal year ended March 31, 2009 does not contain the city and state where it was issued and is therefore not in accordance with Rule 2-02(a)(3) of Regulation S-X.  Please obtain a revised audit report from your independent accountants, and include it in an amendment to your filing.

The revised audit report indicating our auditor’s location is included in our amendment to our filing.

Mr. Karl Hiller
U.S. Securities and Exchange Commission
February 2, 2010

3.
Tell us whether you obtained permission from Hein & Associates LLP to include their July 11, 2008 audit report in your Form 10-K for the year ended March 31, 2009.  We expect that you obtain a reissuance of the report to appropriately identify the 2008 financial statements as audited and associated with that firm.

Hein & Associates, LLP provided their signed audit opinion on July 13, 2009. The Company will obtain permission from Hein & Associates, LLP to include their audit opinion for the 2008 financial statements for any amended 2009 financial statements.

Balance Sheets, Page F-4

4.
We note that you have used the terms “Unimproved” and “Improved” in your Balance Sheet and Statement of Operations to describe different classifications of your oil and gas properties.  Please revise as necessary to identify the costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized apart from the costs of properties that are subject to amortization to comply with Rule 4-10(c)(7)(ii) of Regulation S-X as you appear to have done in your disclosure in Note 15 on Page F-26.  Given that you claim reserves as of March 31, 2008, also disclose the reasons you identify all capitalized property costs as unproved property costs as of 3/31/08 and proved property costs as of March 31, 2009 on page F-26.

We have revised our balance sheets to combine the carrying value of our proved and unproved properties.  We have further revised the disclosure pertaining to our oil and gas properties to breakout the costs of our proved properties and unproved properties in Note 15 to the amended financial statements (page F-26).  The carrying costs of our unproven properties pertain to the lease cost of our adjacent 10,000 acres of undeveloped land.  The costs were all recorded as unproved at March 31, 2008 based upon the fact the reserves were primarily undeveloped and non producing and the Company lacked the funding at that time to perform the development / recompletion procedures necessary to bring the reserves on line. The proven reserves that are indicated March 31, 2009 were derived from an independent geology report.

We have also revised our disclosure to indicate that the carrying costs of our unproven properties are not subject to depletion.

Note 1 – Organization and Summary of Significant Accounting Policies

5.
We note that you continue to include a policy disclosure that does not reflect a clear understanding of the ceiling test required under Rule 4-10(c)(4) of Regulation S-X as it relates to the costs of unproved properties subject to amortization and the costs of unproved properties not subject to amortization.  Please revise accordingly.

Mr. Karl Hiller
U.S. Securities and Exchange Commission
February 2, 2010

We have revised our accounting policy to reflect a clear understanding of the ceiling test requirement under Rule 4-10(c)(4).

6.
We see that you have disclosure in the critical accounting policies section of MD & A in the second paragraph under Oil and Gas Properties on page 15 explaining that your depletion rates “. . . are determined based on reserve quantity estimates and the capitalized costs of producing properties.”

You also have disclosure under Impairment of Properties on page 16 indicating that you are following the guidance of SFAS 144 for your oil and gas properties rather than the ceiling test required under the full cost rules.  Please revise these disclosures as necessary to reflect an understanding of the accounting that is required under Rule 4-10(c) of Regulation S-X.

We have revised our disclosures relating to the write down of the carrying value of improved properties to our completed ceiling test limitation.

We have also revised our  disclosure pertaining to our long-term assets to indicate that we exclude oil and gas properties as being part of our long-term assets that subject to the requirements of SFAS-144.

7.
We note that you identify an impairment charge relating to your oil and gas properties which was recognized in your statements of operations during 2009.  Please modify your disclosure to explain how you determined this impairment had not occurred, to clarify whether this was ceiling test write-down.  If its not, explain how you propose to comply with Rule 4-10(c)(3)(ii)(A) of Regulation S-X.

We have revised our disclosure to indicate that the impairment loss pertains to the amount of the carrying costs of our oil and gas properties that were in our ceiling test limitation as calculated on March 31, 2009.

Note 6 – Notes Payable to Related Parties, page F-15

8.
Tell us the reasons that you believe that recording the debt forgiveness by Lothian Oil, Inc. directly to equity rather than through the statements of operations complies with GAAP.  Please indicate the number and percentage of your shares held by this entity at the time of advancing funds to you and the date of the forgiving of the payable.

Mr. Karl Hiller
U.S. Securities and Exchange Commission
February 2, 2010

At the time of the advance, Lothian owned 3,735,000 shares of our common stock which constituted 57.93% of the total then outstanding.  The note was forgiven on July 26, 2007. Concurrent with this debt relief, Lothian transferred its ownership in the Company. As of the date of transfer, Lothian had 3,759,999 shares of the Company’s common stock which constituted approximately 58.32% of the total then outstanding.

Due to the percentage of ownership and the fact at the time of the advance, the Company’s President was also an officer of Lothian made the advance and related forgiveness related party transactions. Paragraph 20 of APB Opinion No. 26 states: “extinguishment transactions between related entities may be in essence capital transactions. Therefore, the gain from the forgiveness was classified to equity.

The definition of a related party includes principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its management; (Glossary under SFAS 57)

Note 15 – Oil and Gas Operations

Supplementary Financial Information for Oil and Gas Producing Activities, page F-27

9.
Please reorder the columns of your table showing components of your standardized measure of discounted future net cash flows relating to proved reserves to be consistent with the convention adopted for the balance of your financial presentation.

We have revised Note 15 to reorder the columns pertaining to the disclosure of our standardized measure of discounted future net cash flows

10.	The table reconciling your changes in the standardized measure of discounted future net cash flows during 2009 in order that total per the schedule agrees to our year-end amount.

Very truly yours,

Andrew Taylor-Kimmins
President and CFO